Exhibit 99.68

HALF YEAR REPORT Genetic Technologies Limited Appendix 4D Half-year ended 31 December 2022

Name of entity: Genetic Technologies Limited
ABN: 17 009 212 328
Half-year ended: 31 December 2022
Previous period: 31 December 2021
Results for announcement to the market
				$
Revenue for ordinary activities	Up	103%	to		4,153,947
Net loss after tax (from ordinary activities) for the period attributable to members	Up	(41)%	to		(5,460,298)
Net loss after tax for the period attributable to members	Up	(41)%	to		(5,460,298)
Net tangible assets per security

	31 December 2022	31 December 2021
	Cents	Cents
Net tangible asset backing (per security)	0.05	0.15

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the Directors’ report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

On 14 July 2022, GTG acquired AffinityDNA’s business and assets. Except for this acquisition, there have been no changes in controlled entities during the half-year ended 31 December 2022.

Other information required by Listing Rule 4.2A

Details of individual and total dividends or distributions and dividend or distribution payments: N/A

Details of any dividend or distribution reinvestment plans: N/A

Details of associates and joint venture entities: N/A

Other information: N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor Grant Thornton Audit Pty Ltd without any modified opinion, disclaimer or emphasis of matter.

Genetic Technologies Limited

ABN 17 009 212 328

Interim report for the half-year ended 31 December 2022

Genetic Technologies Limited

Directors’ Report

31 December 2022

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The Directors submit the financial report on the consolidated entity consisting of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “GTG” and the “Company”) and the entities (“Group”) it controlled at the end of, or during, the half-year ended 31 December 2022.

Directors

The following persons were Directors of Genetic Technologies Limited during the whole of the half-year and up to the date of this report:

Mr Peter Rubinstein

Dr Jerzy Muchnicki

Dr Lindsay Wakefield

Mr Nicholas Burrows

Chief Executive Officer

Mr Simon Morriss

Chief Financial Officer & Company Secretary

Mr Mike Tonroe (until 28 November 2022)

Mr Tony Di Pietro (commenced on 28 November 2022)

Review of operations

For the half-year ended 31 December 2022, the group incurred a loss before income tax of $5,608,311 (2021: $3,881,371) and net assets as at 31 December 2022 were $11,028,671 (30 June 2022: $16,431,071). The group’s cash position at 31 December 2022 was $5,045,188 (30 June 2022: $11,731,325).

The Group’s customer receipts for the half-year to 31 December 2022 were $4,455,615 (2021: $2,658,872), primarily associated with EasyDNA and AffinityDNA product sales.

Acquisition of AffinityDNA

The Company announced the acquisition of AffinityDNA in May 2022 and the business began integration when the payment due under the acquisition agreement was settled on 14 July 2022. AffinityDNA joins EasyDNA as the Company’s Direct to Consumer (DTC) avenues to the market for DNA testing. During the half-year we have focused on the integration of our people, products and AffinityDNA platform to deliver a “One Company-Three Brand” approach for GTG – EasyDNA, AffinityDNA and geneType. The acquisition expands GTG’s portfolio of tests to 51 in 14 categories available in more than 40 countries.

Further integration will continue as the Company leverages it’s well-established worldwide marketplace (including Amazon). This marketplace will also be used as one avenue to promote the Company’s geneType portfolio.

The Company is in a strong position with a portfolio of high-quality products both in the market and under development and a substantial international platform for the distribution of the direct-to-consumer products.

4

Genetic Technologies Limited

Directors’ Report

31 December 2022

Commercialisation and Product Overview

A core focus of GTG centres on initiatives that will be key to growing the adoption of the Company’s geneType platform and secure commercial success for GTG’s Business to Business (B2B) strategy. The geneType platform is underpinned by 27 patents either granted or pending.

We are actively engaged with U.S. payer groups (insurers and employer groups) in an effort to gain adoption of geneType from these groups. This is a key milestone to obtain wider adoption in the U.S. market and accelerating a step change in GTG’s revenue growth. The Company is leveraging its’ Budget Impact Model (BIM), which demonstrated substantial health economic benefits from the implementation of geneType. Currently, GTG has more than ten active engagements underway with U.S. payers. These payers have a total coverage of approximately 42 million lives.

GTG is also targeting smaller niche payers, such as employer groups, with the goal of developing commercial pilot studies with one or more of these groups during the second half of FY2023. These commercial pilot studies will highlight the health economic benefits of adopting the geneType test. Executing one or more commercial pilot programs will be a significant milestone.

A number of recent of media events have been undertaken to continue to build the brand awareness of geneType. These included a segment on channel 7 News http://youtu.be/21SoDP8PTxg , a webinar in which GTG’s Director of Medical Affairs, Dr Erika Spaeth, interviewed Associate Professor Charles Siles on the utility of geneType Breast Cancer Risk Assessment Test https://www.youtube.com/watch?v=Xmwn-WYFIeE , and an interview with GTG’s CEO, Simon Morriss, that aired on Bloomberg US https://youtu.be/YPBOPf8tPDE.

Our innovation

In an announcement in February 2023, we were pleased to announce the Company will launch a ‘World First’ Comprehensive Risk Assessment Test which evaluates a women’s risk of developing Breast and/or Ovarian Cancer (HBOC) either from a hereditary genetic mutation or from the far more common familial or sporadic cancer. Combined with other clinical risk factors the test provides a comprehensive risk assessment in one simple saliva test.

Publications and research and development

Recently, the Company announced three separate peer-reviewed papers were published in scientific journals and presented at prestigious medical conferences. These publications increase awareness among medical physicians, validate the benefits of the geneType tests, and ultimately support the adoption of the geneType platform.

GTG’s Director of Clinical and Scientific Affairs, Dr Erika Spaeth, presented at the prestigious American Society of Clinical Oncology Gastroenterology Cancer Symposium (ASCOGI) in January 2023. Her presentation demonstrated significant improvement in identifying patients at risk of colorectal cancer by expanding the number of Single Nucleotide Polymorphisms (SNPs) genetic markers, a key component in geneType risk assessment tests for colorectal cancer.

In addition, GTG released several publications showing geneType as an enabling predictor of breast cancer, ovarian cancer, cardiovascular disease (CVD) and type 2 diabetes.

These publications were:

●	“Polygenic risk scores for cardiovascular diseases and type 2 diabetes” published in PLOS ONE.

●	“A combined clinical and genetic model for predicting risk of ovarian cancer” published in the European Journal of Cancer Prevention.

●	“Integrating Personalized Medicine into Preventative Care through Risk Stratification” published in the Journal of Precision Medicine.

5

Genetic Technologies Limited

Directors’ Report

31 December 2022

We have engaged with several Key Opinion Leaders (KOLs) in the U.S., who are leaders in their field and actively support the implementation of risk assessment tests. GTG believes their support will help build partnerships with new medical practices providing access to a wider group of patients, and presents a further avenue to the clinical implementation of geneType. These KOLs include:

●	Dr Joel Evans - MD, a board-certified obstetrician- gynaecologist (‘OB/GYN’) and international lecturer, is the director of The Center for Functional Medicine in Stamford, CT. He has a special interest in breast cancer, and, is the medical director of the “Keep A Breast Foundation” which brings the latest information on cancer risk assessment and prevention to his patients.

●	Dr Carolyn Young is an OB/GYN in Rockville, Maryland and is affiliated with multiple hospitals in the area, including Johns Hopkins Medicine-Suburban Hospital and Adventist Healthcare Shady Grove Medical Center.

●	Dr Lisa Larkin is a board-certified internist practicing internal medicine and women’s health since 1991. She is the Founder and CEO of Ms. Medicine, LLC, a national membership organization for women’s health clinicians and a concierge women’s health primary care network.

Through increasing sales efforts, general practitioner (GP) partnerships, GTG’s Virtual Sales Rep (VSR) and face-to-face engagements, GTG has over 90 medical practices in Australia actively evaluating the geneType platform with their patients. Some of these medical practices have initiated the referral of patients on a commercial basis, with the Company expecting revenue growth from these initiatives to continue as more of these practices move to routine implementation of geneType tests.

GTG continues to build partnerships with other key industry advocates including:

●	Dr Nicole Yap at the The Australian Breast Care Centre;

●	A/Prof Charles Siles, the Executive Director and Founder of Siles Health; and

●	Prof Bruce Mann at Royal Women’s Hospital for the Melbourne Launch of screening for breast cancer risk.

Significant changes in the state of affairs

The Company completed the acquisition of AffinityDNA’s business on 14 July 2022. The agreed purchase price was £555,000, £277,500 was paid in cash at the acquisition date and the remaining £277,500 is contingent consideration (payable on the achievement of certain financial metrics). AffinityDNA added new eCommerce DTC sales channel to GTG’s genetic test offering through its existing website domains and online purchase platforms (see Note 7 to the financial statements for further information).

Except for the AffinityDNA acquisition, there have been no significant changes in the state of affairs of the Group during the period.

6

Genetic Technologies Limited

Directors’ Report

31 December 2022

Events since the end of the financial period

On 6 February 2023, the Company announced that it had entered into definitive agreements with several institutional investors for the purchase and sale in a registered direct offering of 3,846,155 American Depositary Shares (“ADSs”) (or ADS equivalent in lieu thereof), each representing six hundred (600) ordinary shares of the Company, at a purchase price of $1.30 per ADS. On 8 February 2023, GTG announced that the direct offering had closed and USD$5 million, before deducting the placement agent’s fees and other offering expenses, had been raised.

On 3 February 2023, GTG announced the launch of the first Comprehensive Risk Test for Breast & Ovarian Cancer. The test evaluates a woman’s risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer. In combination with other clinical risk factors, the test provides a comprehensive risk assessment in a simple saliva test.

On 1 February 2023, the Company announced the intention to form a strategic alliance with QIAGEN, a global leader in molecular testing with operations in 35 countries. The alliance will establish and develop a ‘Centre of Excellence’ facility in Australia initially servicing Australia and New Zealand with potential for expansion, showcasing the Life Science and Diagnostics expertise of both organizations throughout the region. The partnership will further enhance GTG’s reputation as a regional leader in precision medicine in predicative and consumer genomics, utilizing QIAGEN technologies. The relationship is expected to open a wide range of new commercial opportunities for GTG with enhanced automation capability and increased capacity supporting long-term revenue growth. Additionally, this initiative will unlock the Australian reimbursable market for various testing categories, including the geneType hereditary cancer test. This will make the geneType Breast, Ovarian and Colorectal cancer tests the most comprehensive offering in the market later in 2023.

Except for the above, no matter or circumstance has occurred subsequent to the period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 8.

This report is made in accordance with a resolution of Directors.

/s/ Peter Rubinstein

Mr Peter Rubinstein

Director

Melbourne

24 February 2023

7

Grant Thornton Audit Pty Ltd
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Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Genetic Technologies Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2022, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 24 February 2023

www.grantthornton.com.au

ACN-130 913 594

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8

Genetic Technologies Limited

Condensed consolidated statement of profit or loss and comprehensive income

For the half-year ended 31 December 2022

		31 December 2022	31 December 2021
	Notes	$	$
Revenue from contracts with customers	3	4,153,947	2,051,016
Finance income		79,747	15,040
Other income		823,922	1,403,956

Changes in inventories		(6,527)	(257,677)

Raw materials		(2,141,158)	(871,202)
Commissions		(113,415)	(60,961)
Employee benefits expenses		(3,109,064)	(2,975,262)
Advertising and promotional expenses		(1,537,769)	(840,673)
Professional fees		(790,612)	(730,419)
Research and development expenses		(558,306)	(370,961)
Depreciation and amortisation		(330,187)	(281,304)
Impairment (expenses)/reversal		(280,725)	302
Other expenses		(1,782,292)	(958,983)
Finance costs		(15,872)	(4,243)
Loss from operations before income tax		(5,608,311)	(3,881,371)
Income tax credit		148,013	-
Loss for the period		(5,460,298)	(3,881,371)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange gains on translation of controlled foreign operations	4(b)	15,497	7,078
Other comprehensive income for the period; net of tax		15,497	7,078
Total comprehensive loss for the period is attributable to:
Owners of Genetic Technologies Limited		(5,444,801)	(3,874,293)

Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share (cents per share)	5	(0.06)	(0.04)

The above condensed consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

9

Genetic Technologies Limited

Condensed consolidated statement of financial position

As at 31 December 2022

		31 December 2022	30 June 2022
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		5,045,188	11,731,325
Trade and other receivables		2,931,189	2,421,238
Inventories		404,677	398,150
Other current assets		423,960	166,087
Total current assets		8,805,014	14,716,800
Non-current assets
Right-of-use assets		594,657	647,150
Property, plant and equipment		190,328	306,175
Goodwill	6	5,479,027	4,506,653
Other intangible assets		551,265	624,920
Deferred tax asset		74,358	-
Total non-current assets		6,889,635	6,084,898
Total assets		15,694,649	20,801,698
LIABILITIES
Current liabilities
Trade and other payables		2,473,592	2,122,379
Deferred income		1,053,260	814,150
Provisions		422,416	611,060
Lease liabilities		283,973	264,130
Total current liabilities		4,233,241	3,811,719
Non-current liabilities
Provisions		29,962	22,499
Lease liabilities		328,417	388,396
Deferred tax liability		74,358	148,013
Total non-current liabilities		432,737	558,908
Total liabilities		4,665,978	4,370,627
Net assets		11,028,671	16,431,071
EQUITY
Share capital		155,138,636	155,138,636
Reserves	4(b)	11,556,549	11,498,651
Accumulated losses		(155,666,514)	(150,206,216)
Total equity		11,028,671	16,431,071

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

10

Genetic Technologies Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2022

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2021		153,574,974	11,033,279	(143,075,218)	21,533,035
Loss for the period		-	-	(3,881,371)	(3,881,371)
Other comprehensive gain		-	7,078	-	7,078
Total comprehensive income for the half-year		-	7,078	(3,881,371)	(3,874,293)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		1,564,912	-	-	1,564,912
Share based payments expense		-	227,208	-	227,208
		1,564,912	227,208	-	1,792,120
Balance at 31 December 2021		155,139,886	11,267,565	(146,956,589)	19,450,862

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2022		155,138,636	11,498,651	(150,206,216)	16,431,071
Loss for the period		-	-	(5,460,298)	(5,460,298)
Other comprehensive gain		-	15,497	-	15,497
Total comprehensive income for the half-year		-	15,497	(5,460,298)	(5,444,801)
Share based payments expense	4(b)	-	333,829	-	333,829
Reversal of forfeited Performance Rights	4(b)	-	(291,428)	-	(291,428)
		-	42,401	-	42,401
Balance at 31 December 2022		155,138,636	11,556,549	(155,666,514)	11,028,671

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

11

Genetic Technologies Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2022

	31 December 2022	31 December 2021
	$	$
Cash flows from operating activities
Receipts from customers	4,455,615	2,658,872
Payments to suppliers and employees	(10,587,443)	(6,795,656)
Net cash outflow from operating activities	(6,131,828)	(4,136,784)

Cash flows from investing activities
Payments to acquire businesses	(486,187)	(3,397,959)
Payments for property, plant and equipment	(3,114)	(47,292)
Interest received	79,747	13,491
Net cash outflow from investing activities	(409,554)	(3,431,760)

Cash flows from financing activities
Lease payments	(166,484)	(15,445)
Net cash outflow from financing activities	(166,484)	(15,445)

Net decrease in cash and cash equivalents	(6,707,866)	(7,583,989)
Cash and cash equivalents at the beginning of the financial year	11,731,325	20,902,282
Effects of exchange rate changes on cash and cash equivalents	21,729	189,077
Cash and cash equivalents at end of the half-year	5,045,188	13,507,370

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

12

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

Half-year ended 31 December 2022

1 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2022 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 24 February 2023.

The consolidated financial statements of Genetic Technologies Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going concern

For the period ended 31 December 2022, the Company incurred a total comprehensive loss of $5,444,801 (2021: $3,874,293) and net cash outflow from operations of $6,131,828 (2021: $4,136,784). As at 31 December 2022, the Company held total cash and cash equivalents of $5,045,188 and total net current assets of $4,571,773.

On 8 February 2023, GTG announced it had raised USD$5 million of new capital, before deducting the placement agent’s fees and other offering expenses. The Company expects to continue to incur losses and cash outflow for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products.

At the date of this report, the Directors believe that the Company has sufficient cash reserves to fund its operations for at least the next 12 months. As a result, these financial statements have been prepared on a going concern basis.

2 Segment information

a.	Description of segments and principal activities

The Company has identified three reportable segments which is consistent with the internal reporting provided to the chief operating decision maker, the Chief Executive Officer.

As of 30 June 2022, the Company changed its reportable operating segments from two geographical segments, previously Australia and USA, to two business unit segments, EasyDNA and geneType/Corporate as a result of integrating the EasyDNA acquisition in fiscal 2022. The Company changed its reporting structure to better reflect what the chief operating decision maker is reviewing to make organisational decisions and resource allocations. On 14 July 2022, a new business unit was created following the acquisition of AffinityDNA. The prior period presentation of segment information has been recast to conform with the current segment reporting structure.

The three reportable segments are:

●	EasyDNA: relates to EasyDNA branded test sales and expenses.

●	AffinityDNA: relates to AffinityDNA branded test sales and expenses.

●	geneType / Corporate: relates to geneType branded test sales and expense, including corporate charges.

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

2	Segment information (continued)

b.	Business unit segments

The segment information for the reportable segments is as follows:

31 December 2022	EasyDNA	AffinityDNA	geneType/ Corporate	Total
	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	3,813,482	330,777	9,688	4,153,947
Other income	-	-	823,922	823,922
Finance income	-	-	79,747	79,747
Total segment revenue & other income	3,813,482	330,777	913,357	5,057,616
Segment expenses
Depreciation and amortisation	(15,211)	(10,521)	(304,455)	(330,187)
Finance costs	(1,317)	(1,432)	(13,123)	(15,872)
Raw materials and change in inventories	(1,965,338)	(155,686)	(26,661)	(2,147,685)
Commissions	(97,918)	(15,497)	-	(113,415)
Employee benefits expenses	(777,593)	(64,277)	(2,267,194)	(3,109,064)
Advertising and promotional expenses	(946,757)	(13,572)	(577,440)	(1,537,769)
Professional fees	(1,710)	-	(788,902)	(790,612)
Research and development expenses	-	-	(558,306)	(558,306)
Impairment reversal/(expenses)	-	-	(280,725)	(280,725)
Other expenses	(462,753)	(56,973)	(1,262,566)	(1,782,292)
Total segment expenses	(4,268,597)	(317,958)	(6,079,372)	(10,665,927)
Income tax credit	-	-	148,013	148,013
Profit/(Loss) for the period	(455,115)	12,819	(5,018,002)	(5,460,298)

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

2	Segment information (continued)

31 December 2021	EasyDNA	AffinityDNA	geneType/ Corporate	Total
	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	2,044,152	-	6,864	2,051,016
Other income	-	-	1,403,956	1,403,956
Finance income	-	-	15,040	15,040
Total segment revenue & other income	2,044,152	-	1,425,860	3,470,012
Segment expenses
Depreciation and amortisation	(5,637)	-	(275,667)	(281,304)
Finance costs	(723)	-	(3,520)	(4,243)
Raw materials and change in inventories	(1,106,624)	-	(22,255)	(1,128,879)
Commissions	(60,961)	-	-	(60,961)
Employee benefits expenses	(579,391)	-	(2,395,871)	(2,975,262)
Advertising and promotional expenses	(386,794)	-	(453,879)	(840,673)
Professional fees	(20,346)	-	(710,073)	(730,419)
Research and development expenses	-	-	(370,961)	(370,961)
Impairment reversal/(expenses)	-	-	302	302
Other expenses	(254,775)	-	(704,208)	(958,983)
Total segment expenses	(2,415,251)	-	(4,936,132)	(7,351,383)
Income tax expenses	-	-	-	-
Loss for the period	(371,099)	-	(3,510,272)	(3,881,371)

3 Revenue

	31 December 2022	31 December 2021
	$	$
Sales of EasyDNA branded tests - point in time	3,813,482	2,044,152
Sales of AffinityDNA branded tests - point in time	330,777	-
Sales of geneType branded tests - point in time	9,688	6,864
Revenue from contract with customers	4,153,947	2,051,016

Revenue recognition

The Company operates facilities that provide genetic testing services and recognises revenue as follows:

●	Revenues from the provision of genetic and clinical risk testing for cancer and other serious diseases under the geneType brand are recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.
●	Revenue from provision of genetic test direct to consumer under the EasyDNA and AffinityDNA brand is recognised at a point in time when the Company has provided the customer with their test results, the single performance obligation.

15

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

4 Equity

a.	Unquoted securities - movement in performance rights, options and warrants

No unquoted performance shares, options or warrants were issued during the half-year ended 31 December 2022 (2021: 83,937,500). A total of 479,500,000 options lapsed during the period (2021: 22,000,000).

	Performance Rights	Options and warrants	Total	Total
	Number	Number	Number	$
Balance at 1 July 2021	203,937,500	1,000,932,828	1,204,870,328	10,314,324
Issue of performance rights	83,937,500	-	83,937,500	-
Share based payments expense	-	-	-	227,208
Forfeited/lapsed performance rights	(15,000,000)	-	(15,000,000)	-
Performance rights exercised	(7,875,000)	-	(7,875,000)	-
Forfeited/lapsed options	-	(22,000,000)	(22,000,000)	-
At 31 December 2021	265,000,000	978,932,828	1,243,932,828	10,541,532

	Performance Rights	Options and warrants	Total	Total
	Number	Number	Number	$
Balance at 1 July 2022	265,000,000	756,666,778	1,021,666,778	10,751,832
Share based payments expense	-	-	-	333,829
Forfeited performance rights	(40,000,000)	-	(40,000,000)	(291,428)
Lapsed options	-	(479,500,000)	(479,500,000)	-
At 31 December 2022	225,000,000	277,166,778	502,166,778	10,794,233

b.	Other reserves

	Share based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2021	10,314,324	718,955	11,033,279
Currency translation differences	-	7,078	7,078
Other comprehensive income for the period	-	7,078	7,078
Share based payments expense	227,208	-	227,208
At 31 December 2021	10,541,532	726,033	11,267,565

	Share based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2022	10,751,832	746,819	11,498,651
Currency translation differences	-	15,497	15,497
Other comprehensive income for the period	-	15,497	15,497
Share based payments expense	333,829	-	333,829
Forfeited performance rights	(291,428)	-	(291,428)
At 31 December 2022	10,794,233	762,316	11,556,549

16

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

5 Loss per share

a. Reconciliation of earnings used in calculating earnings per share

	31 December 2022	31 December 2021
	$	$
Basic earnings per share:
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:
From continuing operations	(5,460,298)	(3,881,371)

b.	Weighted average number of shares used as denominator

	31 December 2022	31 December 2022
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share *	9,233,965,143	9,206,953,433
Basic/diluted loss per share (cents per share)	(0.06)	(0.04)

*	The calculation of diluted loss per share - potential ordinary shares are considered anti-dilutive, therefore diluted loss per share is equivalent to basic loss per share.

6 Goodwill

The following table shows the movements in goodwill:

	31 December 2022	30 June 2022
	$	$
Gross carrying amount
Balance at beginning of period	4,506,653	-
Acquired through business combination	972,374	4,506,653
Balance at end of period	5,479,027	4,506,653
Accumulated impairment
Balance at beginning of period	-	-
Impairment loss recognised	-	-
Balance at end of period	-	-
Carrying amount at the end of the period	5,479,027	4,506,653

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

7 Business acquisition

On 14 July 2022, the Company completed the acquisition of AffinityDNA’s direct-to-consumer eCommerce business and distribution rights. The purchase consideration has two parts, $486,187 (£277,500) on the acquisition date (which has been paid) and a further $486,187 (£277,500) as contingent consideration. The second payment is payable on the achievement of certain financial targets.

The value identified in relation to the acquisition of the AffinityDNA is provisional while the Company gathers the information necessary to accurately value the intangible assets acquired via the transaction. This may impact the initial accounting for fair value of the acquired business. The fair value will be determined in conjunction with the finalisation of the full year financial results for the financial year ending 30 June 2023.

Details of net assets acquired and of goodwill are as follows:

$
Fair value of consideration transferred
Amount settled in cash	486,187
Contingent consideration	486,187
Total consideration	972,374
Recognised amounts of identifiable net assets*	-
Goodwill on acquisition	972,374

*	All assets and liabilities of AffinityDNA were either fully settled or remained with the previous owner, which resulted in nil balance recognised on acquisition date.

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;
●	any non-controlling interest; and
●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

8 Related party transactions

a.	Parent entities

i.	Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent Company. As at the date of this report, no shareholder controls more than 50% of the issued capital of the Company.

b.	Transactions with other related parties

During the half-year ended 31 December 2022, the only transactions between entities within the group and other related parties, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

i.	Mr Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved the payment of consulting services to Non-Executive Director and current Chairman, Mr Peter Rubinstein for his advice relating to capital raises, compliance, NASDAQ hearings and investor relations. The services procured were through Mr Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and during the current reporting period amounted to $33,000 (2021: $33,000).

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Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2022

8 Related party transactions (continued)

ii.	Mr Stanley Sack (former Chief Operating Officer)

In the comparative period, the Company engaged Mr Stanley Sack to provide consulting services via his related entity Cobben Investments in the capacity of Chief Operating Officer. The total paid to Cobben Investments during this period was $78,750. During the current reporting period, no payments were made to Cobben Investments.

9 Events occurring after the reporting period

On 6 February 2023, the Company announced that it had entered into definitive agreements with several institutional investors for the purchase and sale in a registered direct offering of 3,846,155 American Depositary Shares (“ADSs”) (or ADS equivalent in lieu thereof), each representing six hundred (600) ordinary shares of the Company, at a purchase price of $1.30 per ADS. On 8 February 2023, GTG announced that the direct offering had closed and USD$5 million, before deducting the placement agent’s fees and other offering expenses, had been raised.

On 3 February 2023, GTG announced the launch of the first Comprehensive Risk Test for Breast & Ovarian Cancer. The test evaluates a woman’s risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer. In combination with other clinical risk factors, the test provides a comprehensive risk assessment in a simple saliva test.

On 1 February 2023, the Company announced the intention to form a strategic alliance with QIAGEN, a global leader in molecular testing with operations in 35 countries. The alliance will establish and develop a ‘Centre of Excellence’ facility in Australia initially servicing Australia and New Zealand with potential for expansion, showcasing the Life Science and Diagnostics expertise of both organizations throughout the region. The partnership will further enhance GTG’s reputation as a regional leader in precision medicine in predicative and consumer genomics, utilizing QIAGEN technologies. The relationship is expected to open a wide range of new commercial opportunities for GTG with enhanced automation capability and increased capacity supporting long-term revenue growth. Additionally, this initiative will unlock the Australian reimbursable market for various testing categories, including the geneType hereditary cancer test. This will make the geneType Breast, Ovarian and Colorectal cancer tests the most comprehensive offering in the market later in 2023.

Except for the above, no matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

19

Genetic Technologies Limited

Directors’ declaration

31 December 2022

In the Directors’ opinion:

a.	the financial statements and notes set out on pages 9 to 19 are in accordance with the Corporations Act 2001, including:

i.	complying with AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and

b.	there are reasonable grounds to believe that the Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

/s/ Peter Rubinstein

Mr Peter Rubinstein

Director

Melbourne

24 February 2023

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Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

lndependent Auditor’s Review Report

To the Members of Genetic Technologies Limited

Report on the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Genetic Technologies Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated condensed statement of financial position as at 31 December 2022, and the consolidated condensed statement of profit or loss and other comprehensive income, consolidated condensed statement of changes in equity and consolidated condensed statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Genetic Technologies Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

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Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 24 February 2023

Grant Thornton Audit Pty Ltd

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